SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51,

S-11590,

Stockholm,

Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒       Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):           ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Preem Holdings AB (publ) and Affiliates Enter into Inter-Company Loans

Corral Petroleum Holdings AB (“Corral”), the indirect parent of Preem Holdings AB (publ) (the “Company”), borrowed U.S.$45 million from the Company on December 7, 2005 pursuant to an amended loan agreement with the Company’s wholly-owned subsidiary, Preem Petroleum AB (publ).  The loan carries an interest rate of LIBOR plus a margin of 1.5 per cent per year, and will mature on December 6, 2006.  In addition, the Company’s affiliate, Svenka Petroleum Exploration AB, borrowed U.S.$45 million from Corral on December 7, 2005 pursuant to an amended loan agreement with Corral.  The loans have identical terms and will mature on the same date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date: December 20, 2005	By:	/s/ Per Höjgård
	Name:	Per Höjgård
	Title:	Chief Financial Officer